Exhibit 99.2

AMENDMENT TO WARRANTS

This Amendment to the Ordinary Share Purchase Warrant (this “Amendment”) dated this 6th day of June, 2024, by and between GORILLA TECHNOLOGY GROUP INC., a Cayman Islands corporation (the “Company”), and [HOLDER] (the “Holder”).

WHEREAS, the Holder is the holder of outstanding Series A ordinary share purchase warrants to purchase up to [__] ordinary shares of the Company, issued to the Holder by the Company on [__], 2023 (the “September 2023 Warrants”); and

WHEREAS, the Holder is the holder of outstanding Series B ordinary share purchase warrants to purchase up to [__] ordinary shares of the Company, issued to the Holder by the Company on [__], 2024 (the “February 2024 Warrants”); and

WHEREAS, the Company and the Holder desire to amend the September 2023 Warrants and the February 2024 Warrants as more particularly set forth below;

THEREFORE, the parties do hereby agree as follows:

1. Effective upon the closing of the transaction contemplated by the Securities Purchase Agreement, dated June 6, 2024, between the Company and the Holder, the Exercise Price of the September 2023 Warrants and the February 2024 Warrants are hereby amended to be $5.90 per ordinary share, subject to further adjustment as set forth in each of the September 2023 Warrants and the February 2024 Warrants.

2. Except as modified herein, the terms of the September 2023 Warrants and the February 2024 Warrants shall remain in full force and effect.

3. This Amendment may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and shall be binding upon all parties, their successors and assigns, and all of which taken together shall constitute one and the same Amendment. A signature delivered by facsimile or email shall constitute an original.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first written above.

GORILLA TECHNOLOGY GROUP INC.

By:
Name:
Title:

[HOLDER]

By:
Name:
Title: